Filed by Lifezone Metals Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GoGreen Investments Corporation

Commission File No. 001-40941

The following transcript of the S&P Global Market Intelligence “Energy Evolutions” podcast interview of Chris Showalter with Taylor Kuykendall is being filed in connection with the proposed business combination between GoGreen Investments Corporation and Lifezone Holdings Limited (“Lifezone Metals”).

TAYLOR: Welcome to Energy Evolution. This is a podcast by S&P Global Commodity Insights, where we focus on topics related to the global energy transition. My name is Taylor Kuykendall. I’m a senior reporter here at Commodity Insights and one of the co-hosts of this podcast. My other co-hosts Dan and Alison are all for this one, but I have a special interview to share with you.

On this episode, we’re speaking with Chris Showalter, the CEO of Lifezone Metals. Lifezone Metals is a company that’s trying to bring some supply chain solutions to the battery metals market. For them, that means they’re pairing up some high-quality nickel sulfide deposits with this proprietary technology with the aim to make nickel a little bit more cleanly.

The company is also partnering with mining giant BHP to produce some of these metals in Tanzania. What’s important to know is that nickel is essential for advancing the energy transition, particularly when we talk about building electric vehicles. So, let’s bring on Chris Showalter CEO of Lifezone Metals.

Chris, thank you very much for coming on Energy Evolution today.

CHRIS: Thanks, great to be here. I appreciate the invitation.

TAYLOR: Awesome. So let’s hear a little bit about the nickel market before we dive into your company. We’ve seen nickel prices soaring. Can you just tell our listeners a little bit about the market for nickel in the past few months and right now.

CHRIS: Sure. I’d say you know when you look at the past few months year to date, nickel is up about 30% in the past month, so about a 50% and there’s two you know really big drivers in the market. I mean one’s fundamental, one’s technical, you do see a lot of volatility in the nickel market based on trading dynamics. To me, a lot of us you follow very closely the dynamics, the LME, and the impact of margin calls and short squeezes and what that can do in what’s generally a very illiquid market, but the key drivers obviously are the fundamentals. I think what we see is you know just increasing demand with 20% compounded annual growth rate for nickel year over year from just stripping from the EV market.

I think what we’re doing right now is really providing you know the next big source of nickel for the market and you know the demand is very much there.

TAYLOR: Yeah so we have all this incredible demand for nickel largely I believe coming out you know the electric vehicle revolution we’re seeing. Do we have enough nickel going forward? What do we need to do to make sure that that we do?

CHRIS:I think there’s a big bifurcation in the market. It’s something that we pay a lot of attention to because we tend to really differentiate ourselves versus the predominant amount of we really refer to as kind of dirty nickel out there.

I mean we at Kabanga Nickel and as part of Lifezone, we provide clean hydromet processing of battery metals. For Kabanga nickel project specifically, we’re going to be providing what we believe is gonna be the cleanest source of nickel to the market going forward. You compare that against a lot of the Indonesian nickel coming out of you know the mines there that are basically clear-cut rainforests. I mean this is almost triple-smelted material that’s going into you know Chinese smelters, which are not clean. The other options, you have large producer in Russia, who is gonna have a continual challenge trying to get to market to the Western auto manufacturers. It’s really kind of a bifurcated market and what we’re doing is really satisfying the strongest demand you know from the kind of Western facing OEMs that are going to increasingly require a clean source of nickel.

TAYLOR: I wonder if you can maybe elaborate on that a little bit. What does the phrase clean nickel mean exactly and what does Lifezone do to make your nickel greener than some of your competitors?

CHRIS: What I want to do is kind of give you some statistics. I mean right now the Kabanga nickel project where we’re partnering with BHP and what the attraction to BHP was that we are going to be such a comparatively clean project. What that really means when you look at it compared to other projects, we’re going to be producing anywhere from 2 to 4 tons of CO2 per annum from our from our project. You compare that to the nickel mines in Indonesia, a lot of the high pressure acid leaching operations, I mean they’re generating anywhere from 50 to 75 tons of CO2. It’s a massively stark contrast the way nickel is mined and produced currently, and that’s where you’re seeing the biggest supply come online is in kind of the Asian belt of nickel producers and it is a very, very dirty process. We’re able to really differentiate ourselves solely based on the merits of that CO2 comparison, which is a huge contrast.

TAYLOR: You mentioned the BHP and for some of our listeners who might be tuned more into energy companies and not familiar with mining companies, BHP is just one of the largest out there it’s a giant. Can you tell me a little bit about that partnership and what they kind of bring to the Kabanga nickel project and how you hope to work with them going forward?

CHRIS: Of course, I mean BHP coming in was obviously a big event for us. I think it really speaks to the quality of the resource to the conceptual plan we have. To be producing this domestically in Tanzania, local value addition and beneficiation, all of which is supported by you know the investment by BHP. I think BHP has been on record going and saying they’re gonna have to identify new sources of nickel to satisfy their consumers and customers, and you have to go to you know to further jurisdictions and Kabanga has been the premier highest grade nickel sulfide project kind of sitting there on the shelf, ready to go, and really the time has come for that. I think BHP was very quick to identify that this is the biggest project, the one that is development ready most importantly, and they can get online the quickest. I think with the amount of investment that’s gone in the definition of the resource, the pre-development work, I think they were they were very keen, and I think it speaks quite a lot as well that this is the first project that BHP is investing in Africa after pulling out about a decade ago, so to come back in Africa, to come into Tanzania specifically and to come into the Kabanga nickel project, for us that was such a massive credentialing of the project and the partnership we have with them.

TAYLOR: Can you maybe tell me a little bit about the jurisdiction that you’re mining in Kabanga and maybe even more broadly tell us a little bit about where we’re going to be finding all this nickel that we need around the world. You can’t mine it unless it’s in the ground, right?

CHRIS: Right, yeah sure I mean there’s obviously there’s gonna be a big emphasis on recycling going forward and so you can go down the whole discussion of recycling and when the ability to recycle battery metals will start eating into the supply equation, and then that time will come and that will be a big event, but that’s not now. You need new nickel projects to come online. Kabanga is obviously one major area, but you’re gonna need 10 to 15 Kabangas, so there is going to be a need for further supply. The jurisdiction, to your question, you know a lot of these jurisdictions – a lot of it comes down to the quality and the grade.

I think there’s a lot of nickel in areas where it’s much lower grade. I think as nickel prices go up, a lot of these areas that are previously commercially unviable, yeah you’re gonna see a lot of those become developed. There’s a lot of examples of kind of what we call the one percenters in in North America, especially in Canada, so you’ve got very big nickel projects there that will become economically viable. That’s one major area.

But, for us, unlocking Kabanga really is the catalyst to unlock a number of other projects in and around that region. There’s other nickel projects – not only in Tanzania but in Burundi and other areas. We think the quality and the grade and the size of Kabanga, we think there’s a lot more there. We think the whole entire region around Kabanga could become one of the next great nickel provinces and there’s a lot of exploration that can be done there. We’re busy on an exploration program right now to unlock some of that latent value and battery metals.

TAYLOR: If you can tell me a little bit more about your assets and the plans for bringing that nickel market, how far along is all the development going on there?

CHRIS: Yep, so to date, what we’ve been busy with is really the pre-development work and updating the feasibility studies in partnership with BHP. They have invested 100 million so far in the project. They are an equity partner, and we announced about a month ago that they have an investment option agreement we’ve signed with them, where they will have the ability to step up their equity ownership to upwards of a majority control at the conclusion of the feasibility study. There’s a defined valuation agreed on how that process would be quantified. So BHP’s in. They’re essentially really all in. The conclusion of the feasibility study will be done in approximately 14 months, but the good thing with Kabanga is we have a special mining license for the life of the project. We have our environmental permits. Essentially this is development ready. When I say development ready, we’re busy with relocation of the area, we’re busy with roads, we’re busy with pre-development infrastructure. We’re busy actually building as we speak. We’re not sitting around waiting for conclusion of feasibility study.

I think that the confidence of the project and the support we received from BHP allowed us to kind of really get going on a project, and that’s important, but it also speaks to the confidence overall in the Kabanga deposit and its potential. I mean there’s a lot of work done in this. There’s been previous bankable feasibility studies by Barrick and Glencore Xstrata, so it’s a very, very well-known deposit and that also de-risks the investment decision very much.

BHP remember had this project back in the 90’s, so there’s an intimate amount of in-house knowledge and expertise that also gave them quite a lot of comfort to really push the green light to develop the capacity project in partnership with us.

TAYLOR: Given how much nickels are needed by the electric vehicle manufacturers, I think we’ve been seeing I think be fair to say we’ve been seeing a lot of interest from them ,some of this whether that’s trying to figure out how they’re going to mind their own supplies maybe or if they’re going to try to like secure deals ahead of time with miners for supply. What can you tell us about the interest you’ve seen from vehicle manufacturers in this in this project? Is there anything that that you’re hearing from them trying to make sure they can secure the supply when they need it?

CHRIS: Absolutely, I mean we when we announced this deal initially, I mean there was a lot a lot of approaches from the OEMs, from the battery manufacturers directly. It’s this fascinating evolution right now, where you see the typical automotive supply chain, imagine you’re a provide bolts for a rearview mirror. I mean you’re subservient to the pricing of the auto manufacturers and that’s a very marginalized supply chain, whereas to secure the inputs to batteries and go into the mining aspect of the supply chain, that’s a whole new territory for the auto manufacturer. There’s quite a learning curve going on right now. I think you’re seeing a lot of testing of scenarios of how they could get in the game – all the way from investing directly in the mines and partnerships to investing in intermediary structures with traders.

If you look at the auto manufacturers themselves I mean you’re seeing battery procurement divisions being built out. You’re seeing budget triple. We’ve been in discussions really with all of them. I think the clean element of our nickel and cobalt that will be coming from Tanzania puts us right up there On a pedestal. I know we’re going to have a very competitive process once we start talking to potential off-takers, but there is definitely a bit of a frenzied scurry trying to figure out how everyone can secure all the required metals, specifically nickel and cobalt. I think that’s put Kabanga in our project and in a very preferential position.

TAYLOR: Just to kind of give some background to our to our listeners, the special purpose acquisition company, people know SPAC, GoGreen they recently merged with your company and that creates a together couple of companies valued at a billion dollars or so. Can you tell us a bit about how that deal came about and how pairing up with the SPAC is going to benefit the mission of Lifezone?

CHRIS: Kabanga is kind of step one for us, but we have a pretty big vision to be able to deploy our specialized hydrometallurgical processing technology, of which we have about 160 global patents.

We’re deploying that at Kabanga. We’re deploying that on a project in South Africa with Sedibelo Resources, which is a PGM project. So really our long-term vision is to start replacing dirty smelters with clean hydromet solutions to really clean up the battery metals supply chain. That’s really where we’re where we’re driving towards and we’re demonstrating that other two projects right now.

For us to kind of get there. We obviously want to raise capital and we identified GoGreen. The SPAC market to me was absolutely fascinating because you have over 60 billion in trapped capital looking for a home and it’ a bit of a challenging structural capital market at the moment. But if you structure something correctly, you have a good project, good asset, good partners, to us that’s a source of liquidity we can use to deploy in the company project and other projects going forward. GoGreen there are thesis and their mission is really to identify and invest in clean energy companies and solutions.

We kind of really fit the criteria that GoGreen was looking for. We spent a lot of time with them, brought them to site, really kind of trying to understand them as investors. They bring a lot to the table in terms of their backgrounds, not only in the capital markets, but in the renewable space specifically, so they have the expertise to compliment us. What we decided to do was to combine our companies. They bring in trust as a SPAC, so they’re a cash vehicle. They have over 280 million, so we’ve agreed to merge our company in with GoGreen which as a SPAC is cash so for us. It’s a way for us to co-invest with BHP to ensure that we’re kind of really stepping up and co-investing with our partner. This is a way we can raise the capital to do it. We’ll look to close in about April, but as you said we announced last month and yeah we’re pretty excited. We’ll be on the road marketing and really getting the story out.

TAYLOR: Speaking of available capital, I’m wondering this is generally speaking when we think about investors and think about both retail and institutional and maybe a different answer for each but do you think this group is aware of the opportunities that the green transition is making all the way down the battery supply chain to the to the metals that we’re talking about today? And, can we have this electric vehicle or even broader green revolution without investors taking on a larger role than what they are say right now?

CHRIS: It’s a pretty broad question. I think well one part of that I would answer is for retail and for institutional investors in the US to invest in nickel and cobalt in a pure-play project like this in partnership with BHP and there’s really no US-listed comparison. A lot of the nickel projects globally are listed in Canada and Australia, so one thing we do bring to market is an investable opportunity for U.S. institutional investors and retail investors to get exposure to clean battery metals, specifically in nickel and cobalt, so that’s one element of the question. I think when you look at the amount of money that’s been raised in the overall, I think there’s more money than can be deployed right now so I think there’s a lot of money that’s been raised for battery metals, clean energy, renewables, I mean there’s I don’t think the actual quantum is the problem. I think it’s how to get into those projects. I think what we’re doing is really giving people one mechanism through which they can invest in a project and get exposure.

I think you know hopefully going forward, we’ll provide additional projects in different metals and different opportunities around the world, where people can continue to invest in a clean battery supply chain companiy, but for us I think that’s how we’re kind of satisfying one way that people can get exposure to the market.

TAYLOR: Excellent Chris thank you so much for joining us today on energy evolution

CHRIS: Excellent, thanks for having me. Look forward to next time.

END

About Lifezone Metals

Lifezone Metals is a modern metals company creating value across the battery metals supply chain from resource to metal and recycling. Lifezone Metals aims to responsibly and cost-effectively provide supply chain solutions to the global battery metals market. The Company seeks to solve battery supply-chain challenges through pairing one of the largest and highest-grade undeveloped nickel sulphide deposits in the world with its proprietary hydromet technology, to produce cleaner metals. Its tailored hydromet technology is a cleaner and lower cost alternative to smelting, and the Company is partners with BHP in Tanzania with the aim of developing world-class battery metal assets. Lifezone Metals is a champion for Tanzanian metals production. Its aim is to empower Tanzania to be the next premier source of nickel, with the goal to achieve full value in-country. Lifezone Metals’ mission is to provide commercial access to patented technology and battery metals through a scalable platform.

www.lifezonemetals.com

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination between GoGreen Investments Corporation (“SPAC”) and Lifezone Metals, the estimated or anticipated future results and benefits of the combined company following the business combination, including the likelihood and ability of the parties to successfully consummate the business combination, future opportunities for the combined company, including the efficacy of Lifezone Metals’ Hydromet Technology and the development of, and processing of mineral resources at, the Kabanga Project, and other statements that are not historical facts.

These statements are based on the current expectations of SPAC and/or Lifezone Metals’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of SPAC and Lifezone Metals. These statements are subject to a number of risks and uncertainties regarding Lifezone Metals’ business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions and other effects of the COVID-19 pandemic; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the number of redemption requests made by SPAC’s shareholders in connection with the business combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; the risk that the approval of the shareholders of Lifezone Metals or SPAC for the potential transaction is not obtained; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Lifezone Metals and SPAC; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the risks related to the rollout of Lifezone Metals’ business, the efficacy of the Hydromet Technology, and the timing of expected business milestones; Lifezone Metals’ development of, and processing of mineral resources at, the Kabanga Project; the effects of competition on Lifezone Metals’ business; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; the ability of Lifezone Metals Limited (“Holdings”) to obtain or maintain the listing of its securities on a U.S. national securities exchange following the business combination; costs related to the business combination; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Lifezone Metals presently does not know or that Lifezone Metals currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Lifezone Metals’ expectations, plans or forecasts of future events and views as of the date of this communication. Lifezone Metals anticipates that subsequent events and developments will cause Lifezone Metals’ assessments to change. However, while Lifezone Metals may elect to update these forward-looking statements in the future, Lifezone Metals specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Lifezone Metals’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

Certain statements made herein include references to “clean” or “green” metals, methods of production of such metals, energy or the future in general. Such references relate to environmental benefits such as lower green-house gas (“GHG”) emissions and energy consumption involved in the production of metals using the Hydromet Technology relative to the use of traditional methods of production and the use of metals such as nickel in the batteries used in electric vehicles. While studies by third parties (commissioned by Lifezone Metals) have shown that the Hydromet Technology, under certain conditions, results in lower GHG emissions and lower consumption of electricity compared to smelting with respect to refining platinum group metals, no active refinery currently licenses Lifezone Metals’ Hydromet Technology. Accordingly, Lifezone Metals’ Hydromet Technology and the resultant metals may not achieve the environmental benefits to the extent Lifezone Metals expects or at all. Any overstatement of the environmental benefits in this regard may have adverse implications for Lifezone Metals and its stakeholders.

Additional Information and Where to Find It

In connection with the business combination Holdings intends to file with the SEC a registration statement on Form F-4, which will include a preliminary prospectus and preliminary proxy statement and, after the registration statement is declared effective, SPAC will mail a definitive proxy statement/prospectus and other relevant documents relating to the business combination to its shareholders. This communication is not a substitute for the registration statement, the definitive proxy statement/prospectus or any other document that SPAC will send to its shareholders in connection with the business combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of SPAC as of a record date to be established for voting on the business combination. Shareholders of SPAC will also be able to obtain copies of the proxy statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: GoGreen Investments Corporation, One City Centre, 1021 Main Street, Suite 1960, Houston, TX 77002.

Participants in the Solicitation

Holdings, Lifezone Metals, SPAC and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of the directors and officers of Holdings, Lifezone Metals, SPAC in the registration statement on Form F-4 to be filed with the SEC by Holdings, which will include the proxy statement of SPAC for the business combination. Information about SPAC’s directors and executive officers is also available in SPAC’s filings with the SEC.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.